

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Brian Emes
Chief Financial Officer
CM Life Sciences II Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, NY 10065

> **Re: CM Life Sciences II Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 22, 2021**
> **File No. 333-256127**

Dear Mr. Emes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed July 22, 2021

Background of the Business Combination, page 147

1. We note your response to comment 8. Please disclose how management chose the seven potential acquisition targets and include information on why management determined not to pursue discussions with them.

2. We note your response to comment 9. Please disclose the date(s) on which CM Life Sciences, Inc. ceased conversions with SomaLogic and entered into an exclusivity arrangement with the other business combination target.

Description of Securities
Forum Selection Clause, page 282

3.   We note that your Amended & Restated Certificate of Incorporation, which is included in
      your exhibit index as exhibit 3.1, contains an exclusive forum provision. Please revise
      your Description of Securities disclosure on page 282 to acknowledge the exclusive forum
      provision in your Amended & Restated Certificate of Incorporation.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any
questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Joel Rubinstein